SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                        For the month of December, 2004

                    China Petroleum & Chemical Corporation
                            A6, Huixindong Street,
                       Chaoyang District Beijing, 100029
                          People's Republic of China
                             Tel: (8610) 6499-0060

         (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

         Form 20-F   X            Form 40-F
                  ------                   ------

         (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. )

         Yes               No   X
            ------           ------

         (If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b): 82-__________. )

         N/A

This Form 6-K consists of:

Joint announcement on proposed privatisation of Sinopec Beijing Yanhua Petrochemical Co., Ltd. ("Beijing Yanhua") by China Petroleum & Chemical Corporation (the "Registrant") through Beijing Feitian Petrochemical Co., Ltd. by way of merger absorption, jointly announced by the Registrant and Beijing Yanhua on December 29, 2004 in English.

                                   SIGNATURE



                  Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       China Petroleum & Chemical Corporation



                                                              By: /s/ Chen Ge
                                                                 ------------

                                                                Name: Chen Ge

                                   Title: Secretary to the Board of Directors



Date: December 29, 2004

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.


           [GRAPHIC OMITTED]                          [GRAPHIC OMITTED]
 CHINA PETROLEUM & CHEMICAL CORPORATION      SINOPEC BEIJING YANHUA PETROCHEMICAL
(A joint stock limited company incorporated           COMPANY LIMITED
  in the People's Republic of China with      (A joint stock limited company incorporated
            limited liability)                  in thePeople's Republic of China with
            (Stock code: 0386)                           limited liability)
                                                       (Stock code: 0325)


                              JOINT ANNOUNCEMENT
           PROPOSED PRIVATISATION OF BEIJING YANHUA BY SINOPEC CORP.
                            THROUGH BEIJING FEITIAN
               BY WAY OF MERGER BY ABSORPTION OF BEIJING YANHUA
                   UNDER ARTICLE 184 OF THE PRC COMPANY LAW
        AT THE CANCELLATION PRICE OF HK$3.80 PER BEIJING YANHUA H SHARE
                                      AND
                    RESUMPTION OF TRADING OF BEIJING YANHUA

                      Financial Advisers to Sinopec Corp.

         [GRAPHIC OMITTED]                                 [GRAPHIC OMITTED]
              CICC                                           Morgan Stanley
  CHINA INTERNATIONAL CAPITAL
  CORPORATION (HONG KONG) LIMITED

                      Financial Adviser to Beijing Yanhua

                               [GRAPHIC OMITTED]

                           Bear Stearns Asia Limited

       Independent Financial Adviser to the Independent Board Committee
                               of Beijing Yanhua


                               [GRAPHIC OMITTED]
                         Lehman Brothers Asia Limited

-------------------------------------------------------------------------------
MERGER BY ABSORPTION

The Sinopec Directors and the Beijing Yanhua Directors jointly announce that on 29th December 2004:

(a) Sinopec Corp.'s wholly owned subsidiary, Beijing Feitian, entered into the Merger Agreement with Beijing Yanhua; and

(b) the Beijing Yanhua Directors agreed to put forward to the Beijing Yanhua Shareholders the Proposal, which involves the cancellation of all the Beijing Yanhua Shares.

Pursuant to the Proposal, Beijing Feitian will (i) pay the Cancellation Price per Beijing Yanhua H Share in cash to the Beijing Yanhua H Shareholders for the cancellation of all Beijing Yanhua H Shares, and (ii) issue RMB4,163,335,400 of new registered capital of Beijing Feitian, representing an amount equal to 70% of the NAV of Beijing Yanhua as at 31st December 2003, to Sinopec Corp., being the sole holder of all the Beijing Yanhua Domestic Shares. The Cancellation Price represents a premium of approximately 10.9% over the closing price of HK$3.425 per Beijing Yanhua H Share as quoted on the Hong Kong Stock Exchange on 21st December 2004 (being the last date of trading prior to the suspension of trading of the Beijing Yanhua H Shares pending the issue of this announcement).

The Proposal will be implemented by way of "merger by absorption" in accordance with Article 184 of the PRC Company Law. The Proposal is conditional upon the fulfilment (unless waived, as applicable) of the Conditions as described in the section headed "Conditions of the Merger" below. All Conditions will have to be fulfilled (unless waived, as applicable) on or before 31st December 2005 (or such other date as Beijing Yanhua and Beijing Feitian may agree). On the Delisting Date, the Beijing Yanhua Listing will be withdrawn. Upon de-registration of Beijing Yanhua, Beijing Yanhua will be dissolved and cease to exist.

The amount of cash consideration required to be paid by Beijing Feitian under the Proposal is approximately HK$3,846 million.

Sinopec Corp. and Beijing Feitian intend to finance the cash consideration required for the Proposal from existing banking facilities of Sinopec Corp. granted by Bank of China and made available to Sinopec Corp. and its subsidiaries. Each of CICC and Morgan Stanley, being a financial adviser to Sinopec Corp., is satisfied that sufficient financial resources are available to Sinopec Corp. and Beijing Feitian for the satisfaction of Beijing Feitian's obligations under the Proposal.

Under PRC law, an approval from SAFE as set out in Condition (iv) under the section headed "Conditions of the Merger" below is required for exchanging RMB to pay the Cancellation Price and other fees incurred in connection with the Merger.

SHAREHOLDING IN BEIJING YANHUA

As at the date of this announcement, Sinopec Corp. owned 2,362,000,000 Beijing Yanhua Domestic Shares, representing approximately 70% of the issued share capital of Beijing Yanhua and Beijing Yanhua H Shareholders were interested in 1,012,000,000 Beijing Yanhua H Shares, representing approximately 30% of the issued share capital of Beijing Yanhua. As at the date of this announcement, there were no outstanding options, warrants or convertible securities issued by Beijing Yanhua.

DESPATCH OF THE COMPOSITE DOCUMENT

The Composite Document containing, inter alia, further details of the Proposal and the Merger, the recommendation from the Independent Board Committee with respect to the Proposal and the advice of the Independent Financial Adviser to the Independent Board Committee, a notice of the Special General Meeting and a notice of Special General Meeting of Independent Beijing Yanhua Shareholders to approve the Proposal, will be despatched to the Beijing Yanhua Shareholders as soon as practicable in compliance with PRC law, the Listing Rules and the Takeovers Code.

SUSPENSION AND RESUMPTION OF TRADING OF BEIJING YANHUA H SHARES AND BEIJING YANHUA ADSS

At the request of Beijing Yanhua, trading in the Beijing Yanhua H Shares on the Hong Kong Stock Exchange was suspended from 9:30 a.m. on 22nd December 2004 pending the issue of this announcement. Trading in the Beijing Yanhua ADSs on the New York Stock Exchange was also suspended from approximately 10:00 a.m. on 21st December 2004 (United States Eastern Standard Time). Application has been made by Beijing Yanhua to the Hong Kong Stock Exchange for the resumption of trading in the Beijing Yanhua H Shares with effect from 9:30 a.m. on 30th December 2004. Application will be made by Beijing Yanhua to the New York Stock Exchange for the resumption of trading in Beijing Yanhua ADSs with effect from 9:30 a.m. on 30th December 2004 (United States Eastern Standard Time).

Shareholders of Sinopec Corp. and Beijing Yanhua and potential investors should be aware that the implementation of the Proposal is subject to the Conditions as set out below being fulfilled (or waived, as applicable), and thus the Proposal may or may not become effective. They are advised to exercise caution when dealing in the shares of Sinopec Corp. and Beijing Yanhua respectively.

The Beijing Yanhua Directors intend that the Beijing Yanhua Listing will be withdrawn if the Merger is implemented or be maintained in the event that the Merger is not approved or lapses.
-------------------------------------------------------------------------------


INTRODUCTION

Pursuant to the Merger Agreement entered into between Beijing Feitian and Beijing Yanhua on 29th December 2004, Beijing Yanhua Directors agreed to put forward the Proposal to the Beijing Yanhua Shareholders.

Beijing Feitian was incorporated in the PRC for the purposes of the Merger and is wholly owned by Sinopec Corp. Sinopec Corp. is a joint stock company incorporated in the PRC with limited liability, and is owned as to approximately 67.917% by China Petrochemical Corporation, which is a PRC state-owned enterprise. Sinopec Corp. is the controlling shareholder of Beijing Yanhua, being interested in approximately 70% of the issued share capital of Beijing Yanhua (representing 100% of the Beijing Yanhua Domestic Shares).

TERMS OF THE PROPOSAL

The Proposal is made pursuant to and in accordance with Article 184 of the PRC Company Law.

Under the Merger Agreement, on the date of de-registration of Beijing Yanhua,
(i) Beijing Yanhua will be merged into Beijing Feitian, with Beijing Feitian as the surviving corporation and will cease to exist as a separate legal entity; and (ii) the assets and liabilities (together with the rights and obligations attached to such assets) and the employees of Beijing Yanhua will be assumed by Beijing Feitian. This "merger by absorption" is provided for under the PRC Company Law and the Beijing Yanhua Articles.

Pursuant to the Proposal, Beijing Feitian will (i) pay the Cancellation Price per Beijing Yanhua H Share in cash to the Beijing Yanhua H Shareholders for the cancellation of all Beijing Yanhua H Shares and (ii) issue RMB4,163,335,400 of new registered capital of Beijing Feitian to Sinopec Corp., being the sole holder of all the Beijing Yanhua Domestic Shares. The Cancellation Price represents a premium of approximately 10.9% over the closing price of HK$3.425 per Beijing Yanhua H Share as quoted on the Hong Kong Stock Exchange on 21st December 2004 (being the last date of trading prior to the suspension of trading in the Beijing Yanhua H Shares pending the issue of this announcement).

The Proposal requires approvals from the relevant PRC governmental and regulatory bodies (including approvals of, inter alia, the CSRC (if applicable), SASAC and SAFE).

According to the Beijing Yanhua Articles, any Beijing Yanhua Shareholder who has opposed the Proposal may request Beijing Yanhua or other Beijing Yanhua Shareholders who have approved the Proposal to acquire its Beijing Yanhua Shares at a "fair price". The Merger Agreement provides that if any Beijing Yanhua Shareholder elects to request Beijing Yanhua or other Beijing Yanhua Shareholders who have voted for the Proposal to purchase its Beijing Yanhua Shares at a "fair price", Beijing Feitian shall, at the request of Beijing Yanhua or such Beijing Yanhua Shareholder, assume any liability which Beijing Yanhua or such Beijing Yanhua Shareholder who has received such a request may have towards the dissenting Beijing Yanhua Shareholder. The Merger Agreement further provides that if more than 5% of the Beijing Yanhua H Shareholders make such request, the Merger will lapse, unless Beijing Feitian decides to waive this condition.

Beijing Yanhua is also required by the PRC Company Law and the Beijing Yanhua Articles to notify its creditors of the Proposal. Beijing Yanhua's creditors may require Beijing Yanhua to pay off its indebtedness or provide a satisfactory guarantee for such indebtedness, failing which, according to the PRC Company Law, the Proposal may not proceed. If the Independent Beijing Yanhua Shareholders approve the Merger during the Special General Meeting of the Independent Beijing Yanhua Shareholders, Beijing Yanhua and Beijing Feitian will each publish an announcement on the day immediately after the Special General Meeting of the Independent Beijing Yanhua Shareholders was convened giving notice to their respective creditors of the Proposal. If any creditor requests repayment of the indebtedness owed by Beijing Yanhua or Beijing Feitian (as appropriate) or requests for any guarantee in relation to such indebtedness, such request will have to be made within a 90-day period from the date of such announcement. Upon the expiry of the relevant period specified in the above announcement, such creditor's right to claim against Beijing Yanhua or Beijing Feitian (as appropriate) shall lapse under PRC law.


CANCELLATION PRICE

The Cancellation Price per Beijing Yanhua H Share represents:

(i) a premium of approximately 10.9% over the closing price of HK$3.425 per Beijing Yanhua H Share, as quoted on the Hong Kong Stock Exchange on 21st December 2004 (being the last traded price prior to the suspension of trading in the Beijing Yanhua H Shares pending the issue of this announcement);

(ii) a premium of approximately 15.9% over the average closing price of approximately HK$3.280 per Beijing Yanhua H Share, based on the daily closing prices as quoted on the Hong Kong Stock Exchange over the 5 trading days up to and including 21st December 2004;

(iii) a premium of approximately 22.7% over the average closing price of approximately HK$3.097 per Beijing Yanhua H Share, based on the daily closing prices as quoted on the Hong Kong Stock Exchange over the 1-month period up to and including 21st December 2004;

(iv) a premium of approximately 24.3% over the average closing price of approximately HK$3.057 per Beijing Yanhua H Share, based on the daily closing prices as quoted on the Hong Kong Stock Exchange over the 3-month period up to and including 21st December 2004;

(v) a premium of approximately 32.4% over the average closing price of approximately HK$2.870 per Beijing Yanhua H Share, based on the daily closing prices as quoted on the Hong Kong Stock Exchange over the 6-month period up to and including 21st December 2004; and

(vi) a premium of approximately 34.8% over the average closing price of approximately HK$2.820 per Beijing Yanhua H Share, based on the daily closing prices as quoted on the Hong Kong Stock Exchange over the 12-month period up to and including 21st December 2004.

The Cancellation Price per Beijing Yanhua H Share represents a premium of approximately 140.5% to the NAV per Beijing Yanhua H Share of approximately HK$1.58 as at 31st December 2003 and a premium of approximately 108.8% to the unaudited net asset value per Beijing Yanhua H Share of approximately HK$1.82 as at 30th June 2004.

The Cancellation Price was arrived at after taking into consideration prevailing and historical market prices of the Beijing Yanhua H Shares, the NAV per Beijing Yanhua H Share as at 31st December 2003 and the unaudited net asset value per Beijing Yanhua H Share as at 30th June 2004.

Funding For The Proposal

Sinopec Corp. and Beijing Feitian intend to finance the cash consideration required for the Proposal from existing banking facilities of Sinopec Corp. granted by Bank of China and made available to Sinopec Corp. and its subsidiaries. Each of CICC and Morgan Stanley, being a financial adviser to Sinopec Corp., is satisfied that sufficient financial resources are available to Sinopec Corp. and Beijing Feitian for the satisfaction of Beijing Feitian's obligations under the Proposal.

Under PRC law, an approval from SAFE as set out in Condition (iv) under the section headed "Conditions of the Merger" below is required for exchanging RMB to pay the Cancellation Price and other fees incurred in connection with the Merger.

INFORMATION ON BEIJING YANHUA

Background

Beijing Yanhua was incorporated as a joint stock limited company in accordance with the PRC Company Law on 23 April 1997 pursuant to the reorganization of its predecessor. Beijing Yanhua's foreign shares (accounting for approximately 30% of the issued share capital of Beijing Yanhua) include Beijing Yanhua H Shares listed on the Hong Kong Stock Exchange and Beijing Yanhua ADSs listed on the New York Stock Exchange.

Principal business of Beijing Yanhua

The principal business of Beijing Yanhua involves the production and sale of three principal petrochemical product groups, namely: (i) resins and plastics,
(ii) synthetic rubber, and (iii) basic organic chemical products. Beijing Yanhua's principal production facilities, based on annual capacity, include a 710,000 tons ethylene production unit, a 380,000 tons low density polyethylene production unit, a 360,000 tons polypropylene production unit, a 160,000 tons high density polyethylene production unit, a 240,000 tons phenol-acetone unit, a 80,000 tons cis-polybutadiene rubber production unit and a 30,000 tons butyl rubber production unit.

Production and sale of resins and plastics

In 2003, resins and plastics sales of Beijing Yanhua were RMB 6,332,332,000, representing approximately 55.2% of its total sales.

Production and sale of synthetic rubber

Beijing Yanhua's synthetic rubber products include cis-polybutadiene rubber, bytyl rubber and SBS. In 2003, synthetic rubber sales were RMB1,923,773,000, representing approximately 16.8 #% of its total sales.

Production and sale of basic organic chemical products.

Beijing Yanhua's main basic organic chemical products include ethylene glycol, phenol and acetone. In 2003, basic organic chemical products sales were RMB 2,700,036,000, representing approximately 23.5% of its total sales.

Shareholding in Beijing Yanhua

As at the date of this announcement, Sinopec Corp. owned 2,362,000,000 Beijing Yanhua Domestic Shares, representing approximately 70% of the issued share capital of Beijing Yanhua, and Beijing Yanhua H Shareholders were interested in 1,012,000,000 Beijing Yanhua H Shares, representing approximately 30% of the issued share capital of Beijing Yanhua. As at the date of this announcement, there were no outstanding options, warrants or convertible securities issued by Beijing Yanhua.

Financial information

Summary financial information

A summary of the published audited results and NAV of Beijing Yanhua for each of the three years ended 31st December 2003 and the unaudited results and net asset value of Beijing Yanhua for the six months ended 30th June 2004 is set out below:



                                                                                            (unaudited)
                                                                                            For the six
                                                              (audited)                          months
                                                        For the years ended 31st             ended 30th
                                                               December                            June
                                                              2001        2002        2003         2004
                                                           RMB'000     RMB'000     RMB'000      RMB'000

Turnover                                                 5,975,255   9,443,061  11,473,928    7,669,587
Operating (loss)/profit                                  (350,644)     541,558   1,043,043    1,584,327
(Loss)/profit before taxation                            (410,223)     330,728     877,107    1,523,920
(Loss)/profit after tax but before minority interests    (272,467)     209,099     633,885    1,031,656
(Loss)/profit attributable to Beijing Yanhua             (272,467)     209,099     633,885    1,031,656
Shareholders
(Loss)/earnings per Beijing Yanhua Share (on a           (RMB0.08)     RMB0.06     RMB0.19      RMB0.31
fully-diluted basis)
(Loss)/earnings per Beijing Yanhua Share (on a           (RMB0.08)     RMB0.06     RMB0.19      RMB0.31
weighted average basis)
Net asset value per Beijing Yanhua Share                   RMB1.43     RMB1.49     RMB1.68      RMB1.93


INFORMATION ON SINOPEC CORP.

Background

Sinopec Corp. is a joint stock limited liability company incorporated on 25 February 2000 in accordance with the PRC Company Law whose H shares are listed on the Hong Kong Stock Exchange, A shares are listed on the Shanghai Stock Exchange and ADSs are listed on the New York Stock Exchange and the London Stock Exchange. Sinopec Corp. is approximately 67.917% owned by China Petrochemical Corporation, which is a PRC state-owned enterprise.

Principal business of Sinopec Corp.

The principal operations of Sinopec Corp. include exploring for and developing, producing and trading crude oil and natural gas, processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products and producing, distributing and trading petrochemical products.

Exploring for and developing, producing and trading crude oil and natural gas

Sinopec Corp. is the second largest crude oil and gas producer in China. Most of the crude oil and a small portion of the natural gas it produced are used for its refining and chemical operations. Most of the natural gas and a small portion of crude oil it produced are sold to refineries that are not owned by Sinopec Corp. and third party customers.

Processing crude oil into refined oil products, producing refined oil products and trading, transporting, distributing and marketing refined oil products

Sinopec Corp. is the largest oil refiner in China, producing gasoline, diesel, jet fuel, lubricants, fuel oil, various petrochemical feedstock and other refined oil products. Sinopec Corp. also has the largest distribution network for refined oil products in China.

Producing, distributing and trading petrochemical products

Sinopec Corp. is the largest petrochemical producer and distributor in China. The major products it produces and sells include intermediate petrochemicals, synthetic resins, synthetic rubber, chemical fertilizers, and synthetic fiber and its monomers and polymers.

INFORMATION ON BEIJING FEITIAN

Beijing Feitian is a wholly owned subsidiary of Sinopec Corp. established in the PRC. It is 95% owned by Sinopec Corp. and 5% owned by Sinopec
International. Sinopec International is a wholly owned subsidiary of Sinopec Corp. Beijing Feitian has been established for the purpose of the Merger and has no substantive business.

REASONS FOR AND BENEFITS OF THE MERGER

Sinopec Corp. and Beijing Yanhua have identified a number of reasons for and benefits of the Merger. These include:

1. The Merger can consolidate and strengthen the management of Sinopec Corp. and Beijing Yanhua. Beijing Yanhua's petrochemical business will be consolidated into Sinopec Corp.'s integrated oil and petrochemical operation under a leaner and more efficient group structure, which will be beneficial to Sinopec Corp. for achieving business strategies and objectives for the group as a whole.

2. The Merger can reinforce the business value chain of Beijing Yanhua through the vertical integration of Beijing Yanhua's petrochemical assets with the upstream refining operation of Sinopec Corp.

3. The Merger can consolidate Sinopec Corp.'s resources and realize potential synergies. The Merger will enable Sinopec Corp. to improve the utilization of capital resources by centralising capital allocation and enhancing capital expenditure management. After the Merger, Sinopec Corp. can leverage its brand name, marketing capabilities and distribution network to achieve economies of scale and reduce operations costs.

4. The Merger can effectively eliminate intra-group competition. At present, both Sinopec Corp. and Beijing Yanhua are engaged in the petrochemical business with similar products and competing sales channels. After the Merger, combined production and sales will effectively eliminate this intra-group competition.

5. The Proposal offers all Beijing Yanhua H Shareholders a unique opportunity to realise their investments in Beijing Yanhua at a cash consideration which represents a premium over the market price of Beijing Yanhua H Shares.

PRINCIPAL TERMS OF THE MERGER AGREEMENT

Conditions of the Merger

The Merger is conditional upon the fulfilment (unless waived, as applicable) of all of the following events on or before 31st December 2005 (or such other date as Beijing Yanhua and Beijing Feitian may agree):

(i) approval of the Merger Agreement by the requisite vote of the shareholders of Beijing Yanhua and Beijing Feitian has been obtained;

(ii) authorisations have been obtained from all appropriate governments and/or governmental bodies or regulatory bodies in Hong Kong and any other relevant jurisdiction (except the PRC);

(iii) all necessary PRC Approvals or filings in respect of the Merger Agreement and the Merger have been obtained or made;

(iv) approval from SAFE on exchanging the necessary foreign currencies to pay the Cancellation Price and other fees or expenses incurred in connection with the Merger has been obtained;

(v) Schedule 13E-3 has been filed with the SEC for a period of at least 30 days prior to the date on which the Special General Meeting and the Special General Meeting of the Independent Beijing Yanhua Shareholders will be held;

(vi) no statute, rule or regulation shall have been enacted or promulgated by any governmental authority prohibiting the completion of the Merger; and there shall be no order or injunction of a court of competent jurisdiction in effect prohibiting completion of the Merger;

(vii) Beijing Yanhua has filed all necessary documents for its de-registration with the Beijing SAIC;

(viii)Beijing Feitian has filed all necessary documents to increase its registered capital in accordance with the Merger Agreement with the Beijing SAIC;

(ix) the undertakings given by Beijing Yanhua and Beijing Feitian in the Merger Agreement shall have been complied with in all material respects and, to the extent that there is failure to comply, such non-compliance shall not be of material significance to the Merger;

(x) not more than 5% of the Beijing Yanhua H Shareholders have demanded Beijing Yanhua and/or other Beijing Yanhua Shareholders which have voted for the Merger to purchase their Beijing Yanhua Shares in accordance with the Beijing Yanhua Articles; and

(xi) the representations and warranties made by Beijing Yanhua and Beijing Feitian in the Merger Agreement shall not contain mistakes or omissions which will be of material significance to the Merger on the Delisting Date.

De-registration of Beijing Yanhua

Within two weeks from the date when all the Conditions (save for those mentioned in (vii) and (viii) above) have been fulfilled (unless waived, if applicable), Beijing Yanhua and Beijing Feitian (as appropriate) will make all necessary filings with the Beijing SAIC for de-registration of Beijing Yanhua and for the increase in Beijing Feitian's registered capital in accordance with the Merger Agreement. When these filings are made, the Merger will become unconditional and the Beijing Yanhua Listing will be withdrawn. Payment will be made to Beijing Yanhua H Shareholders no later than 10 days after withdrawal of the Beijing Yanhua Listing. The register of Beijing Yanhua H Shareholders will remain closed until Beijing Yanhua is de-registered.

Termination of the Merger Agreement

The Merger Agreement can be terminated at any time prior to the Delisting Date by:

o     either Beijing Feitian or Beijing Yanhua if:

      (i) any governmental body has issued an order, decree or ruling or taken any other action (which order, decree, ruling or other action the parties hereto shall use their reasonable efforts to lift), which permanently restrains, enjoins or otherwise prohibits the Merger and such order, decree, ruling or other action shall have become final and non-appealable;

      (ii) the Conditions have not been satisfied or waived (if applicable) by 31st December 2005; or

      (iii) Beijing Yanhua has not obtained the requisite vote at the Special General Meeting and the Special General Meeting of the Independent Beijing Yanhua Shareholders for approving the Proposal;

o Beijing Yanhua if Beijing Feitian has breached in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach cannot be or has not been cured within 30 days after the giving of written notice by Beijing Yanhua to Beijing Feitian, if applicable; or

o Beijing Feitian if Beijing Yanhua has breached any representation, warranty, covenant or other agreement contained in the Merger Agreement which breach cannot be or has not been cured within 30 days after the giving of written notice by Beijing Feitian to Beijing Yanhua, if applicable.

REGULATORY APPROVALS

The Merger requires approvals from the relevant PRC governmental and regulatory bodies, including CSRC (if applicable), SASAC and SAFE. In addition, Sinopec Corp., Beijing Feitian and Beijing Yanhua will seek such consents, approvals, orders and other governmental authorizations necessary or advisable to complete the Merger. Whilst Sinopec Corp., Beijing Feitian and Beijing Yanhua believe that they will obtain the requisite regulatory approvals, there can be no assurance that these will be obtained.

All Conditions will have to be fulfilled (or waived, as applicable), on or before 31st December 2005 (or such other date as Beijing Yanhua and Beijing Feitian may agree). Otherwise, the Merger will lapse.


-------------------------------------------------------------------------------
Warning:

Shareholders of Sinopec Corp. and Beijing Yanhua and potential investors should be aware that the implementation of the Proposal is subject to the Conditions as set out above being fulfilled or waived, as applicable. Thus, the Proposal may or may not become effective. They are advised to exercise caution when dealing in the shares of Sinopec Corp. and Beijing Yanhua, respectively.
-------------------------------------------------------------------------------

WITHDRAWAL OF LISTING OF BEIJING YANHUA H SHARES AND BEIJING YANHUA ADSs

Upon fulfilment (or waiver, if applicable) of other Conditions, Beijing Yanhua will apply for its de-registration and the Beijing Yanhua Listing will be withdrawn. After the de-registration process of Beijing Yanhua is completed, all Beijing Yanhua H Shares will no longer exist. Share certificates for the Beijing Yanhua H Shares will thereafter cease to have effect as documents or evidence of title and Beijing Yanhua will cease to exist as a legal entity. The Beijing Yanhua ADSs will then be delisted on the New York Stock Exchange. The Beijing Yanhua Shareholders will be notified by way of an announcement of the exact date on which the relevant Conditions have been fulfilled (unless waived, as applicable) and the date on which the Beijing Yanhua Listing is withdrawn. The Merger will lapse if the Conditions are not fulfilled (unless waived, as applicable) on or before 31st December 2005 (or such other date as Beijing Yanhua and Beijing Feitian may agree) and the Beijing Yanhua Shareholders will be notified by way of an announcement accordingly. A detailed timetable for the Proposal will be included in the Composite Document to be despatched to Beijing Yanhua Shareholders, which will also contain, inter alia, further details of the Proposal and the Merger.

Any Beijing Yanhua Shareholder who has opposed the Proposal and has requested Beijing Yanhua or other Beijing Yanhua Shareholders who have approved the Proposal to acquire its Beijing Yanhua Shares at a "fair price" will, after the de-registration of Beijing Yanhua, continue to have a right against Beijing Yanhua and/or such Beijing Yanhua Shareholder, or Beijing Feitian (if requested by Beijing Yanhua and/or such Beijing Yanhua Shareholder to assume their respective liabilities after receiving the request from the dissenting Beijing Yanhua Shareholder).

The Beijing Yanhua Listing will not be withdrawn and an application to delist the Beijing Yanhua ADSs on the New York Stock Exchange will not be made if the Merger is not approved or if the Proposal lapses or if any Condition is not fulfilled (unless waived, as applicable).

OVERSEAS BEIJING YANHUA SHAREHOLDERS

The making of the Proposal to the Overseas Beijing Yanhua Shareholders may be subject to the laws of the relevant jurisdictions. Overseas Beijing Yanhua Shareholders should observe any applicable legal or regulatory requirements. It is the responsibility of the Overseas Beijing Yanhua Shareholders wishing to accept the Proposal to satisfy themselves as to the full observance of the laws of the relevant jurisdiction in connection therewith, including the obtaining of any governmental, exchange control or other consents which may be required, or the compliance with other necessary formalities and the payment of any issue, transfer or other taxes due in such jurisdiction. Beijing Yanhua will be making necessary enquiries to determine whether or not it would be unduly burdensome to send the Composite Document to any of the Overseas Beijing Yanhua Shareholders. If appropriate, Sinopec Corp. or Beijing Feitian will apply for a waiver from the Executive pursuant to Note 3 to Rule 8 of the Takeovers Code, from the requirement to send the Composite Document to such Overseas Beijing Yanhua Shareholders. The Executive may or may not grant such a waiver.

MEETINGS

As required under the PRC Company Law, the Merger requires the approval of no less than two-thirds of the Beijing Yanhua Shareholders attending the Special General Meeting. According to the PRC Company Law and the Beijing Yanhua Articles, Sinopec Corp. is eligible to vote in the Special General Meeting. Sinopec Corp. intends to vote for the Proposal in the Special General Meeting.

Under Rule 2.10 of the Takeovers Code, which is deemed to be applicable to the Proposal, the resolution of the Independent Beijing Yanhua Shareholders will only be considered to have been passed if (i) the Proposal is approved by at least 75% of the votes attaching to the Beijing Yanhua H Shares of the Independent Beijing Yanhua Shareholders that are cast either in person or by proxy at the Special General Meeting of the Independent Beijing Yanhua Shareholders; and (ii) the number of votes cast against the resolution at the Special General Meeting of the Independent Beijing Yanhua Shareholders is not more than 10% of the votes attaching to all the Beijing Yanhua H Shares held by all the Independent Beijing Yanhua Shareholders (i.e. not more than 101,200,000 Beijing Yanhua H Shares, based on 1,012,000,000 Beijing Yanhua H Shares issued and held by the Independent Beijing Yanhua Shareholders as at the Latest Practicable Date).

Sinopec Corp. will not vote in the Special General Meeting of the Independent Beijing Yanhua Shareholders.

Notices of the above meetings will be sent to the Beijing Yanhua Shareholders together with the Composite Document.

SUSPENSION AND RESUMPTION OF TRADING OF BEIJING YANHUA H SHARES AND BEIJING YANHUA ADSS

At the request of Beijing Yanhua, trading in the Beijing Yanhua H Shares on the Hong Kong Stock Exchange was suspended from 9:30 a.m. on 22nd December 2004 pending the issue of this announcement. Trading in the Beijing Yanhua ADSs on the New York Stock Exchange was also suspended from approximately 10:00 a.m. on 21st December 2004 (United States Eastern Standard Time). Application has been made by Beijing Yanhua to the Hong Kong Stock Exchange for the resumption of trading in the Beijing Yanhua H Shares with effect from 9:30 a.m. on 30th December 2004 and application will be made to the New York Stock Exchange for the resumption of trading in the Beijing Yanhua ADSs with effect from 9:30 a.m. on 30th December 2004 (United States Eastern Standard
Time).

FINANCIAL ADVISERS, INDEPENDENT FINANCIAL ADVISER, INDEPENDENT BOARD COMMITTEE AND GENERAL INFORMATION

Sinopec Corp. has appointed CICC and Morgan Stanley as its financial advisers in connection with the Proposal. Beijing Yanhua has appointed Bear Stearns Asia Limited as its financial adviser and the Independent Board Committee of Beijing Yanhua has appointed Lehman Brothers Asia Limited as the independent financial adviser to advise the Independent Board Committee in connection with the Proposal. The independence of each member of the Independent Board Committee will be confirmed with the Executive.

The Composite Document containing, inter alia, further details of the Proposal and the Merger, the recommendation from the Independent Board Committee with respect to the Proposal and the advice of the Independent Financial Adviser to the Independent Board Committee, a notice of the Special General Meeting, a notice of the Special General Meeting of Independent Beijing Yanhua Shareholders to approve the Proposal, will be despatched to the Beijing Yanhua Shareholders as soon as practicable in compliance with PRC law, the Listing Rules and the Takeovers Code.

As far as the Sinopec Board is aware, there have been no dealings in the Beijing Yanhua H Shares by Sinopec Corp. and parties who are acting in concert with Sinopec Corp., during the 6 months prior to the date of this announcement (subject to confirmation), save in relation to: (i) non-concert party dealings of Morgan Stanley and persons controlling, controlled by or under the same control as Morgan Stanley; and (ii) dealings for the account of non-discretionary clients by the brokerage division of a subsidiary of CICC.

Save for the Proposal itself, there are no arrangements (whether by way of option, indemnity or otherwise) of the kind referred to in Note 8 to Rule 22 of the Takeovers Code between Sinopec Corp. or any person acting in concert with it and any other person in relation to shares of Sinopec Corp. or Beijing Yanhua which might be material to the Proposal.

In this announcement, the following expressions have the meanings set out below unless the context requires otherwise.


"Authorisations"            all necessary authorisations, registrations,
                            filings rulings, consents, permissions and approvals in connection with the Proposal

"Beijing Feitian"           Beijing Feitian Petrochemical Co., Ltd, a limited
                            liability company established in the PRC and a wholly owned subsidiary of Sinopec Corp.

"Beijing SAIC"              the Administration of Industry and Commerce of
                            Beijing

"Beijing Yanhua" Sinopec Beijing Yanhua Petrochemical Company Limited, a joint stock limited company incorporated in the PRC with limited liability, the H Shares of which are listed on the Hong Kong Stock Exchange and whose American depositary shares are listed on the New York Stock Exchange

"Beijing Yanhua ADS(s)" American depository share(s), each representing ownership of 50 Beijing Yanhua H Shares, which are listed on the New York Stock Exchange

"Beijing Yanhua ADS         holders of the Beijing Yanhua ADSs
   Holders"

"Beijing Yanhua Articles"   the articles of association of Beijing Yanhua

"Beijing Yanhua Board"      the board of Beijing Yanhua Directors

"Beijing Yanhua             director(s) of Beijing Yanhua
   Director(s)"

"Beijing Yanhua             domestic shares of RMB 1.00 each in the share
   Domestic Share(s)"       capital of Beijing Yanhua

"Beijing Yanhua H           H share(s) of RMB1.00 each in the share capital
   Yanhua which Share(s)"   of Beijing are listed on the Hong Kong Stock
                            Exchange

"Beijing Yanhua H           registered holder(s) of Beijing Yanhua H Shares
   Shareholder(s)"

"Beijing Yanhua Listing"    the listing of Beijing Yanhua H Shares on the Hong
                            Kong Stock Exchange

"Beijing Yanhua             the Beijing Yanhua H Shareholders and Sinopec Corp.
   Shareholders"

"Beijing Yanhua Shares"     Beijing Yanhua Domestic Shares and Beijing
                            Yanhua H Shares

"Cancellation               Price" the cancellation price of HK$3.80 per
                            Beijing Yanhua H Share payable in cash by Beijing
                            Feitian to the Beijing Yanhua H Shareholders

"CICC"                      China International Capital Corporation (Hong
                            Kong) Limited which is deemed licensed for Type 1 regulated activity (dealing in securities), Type 4 regulated activity (advising on securities), Type 6 regulated activity (advising on corporate finance) and Type 9 regulated activity (asset management) under the Securities and Futures Ordinance of Hong Kong

"Conditions"                the conditions to which the Proposal is subject
                            and "Condition" means any of them

"Composite Document"        the document to be issued to the Beijing Yanhua
                            Shareholders in accordance with the Takeovers Code and the Listing Rules

"CSRC"                      China Securities Regulatory Commission

"Delisting Date"            the date on which all the Conditions are fulfilled
                            (unless waived, as applicable)

"Executive"                 the Executive Director of the Corporate Finance
                            Division of the Securities and Futures Commission of Hong Kong or any delegate of the Executive
                            Director

"HK$"                       Hong Kong dollars, the lawful currency of Hong Kong

"Hong Kong"                 the Hong Kong Special Administrative Region of the
                            PRC

"Hong Kong Stock            The Stock Exchange of Hong Kong Limited
   Exchange"

"Independent Board          an independent committee of the Beijing Yanhua
   Committee"               Board comprising the independent non-executive
                            Beijing Yanhua Directors, being Mr. Zhang Yanning,
                            Mr. Liu Haiyan and Mr. Yang Xuefeng

"Independent Financial      Lehman Brothers Asia Limited, the independent
   Adviser"                 financial adviser to the Independent Board
                            Committee retained pursuant to Rule 2.1 of the Takeovers Code in connection with the Proposal

"Independent Beijing        shareholders of Beijing Yanhua, other than Sinopec
   Yanhua Shareholders"     Corp. and parties acting in concert with Sinopec
                            Corp. (which are presumed to be acting in concert with Beijing Feitian under the Takeovers Code)

"Latest Practicable Date" 28th December 2004, being the latest practicable date prior to the issue of this announcement

"Listing Rules"             the Rules Governing the Listing of Securities on
                            The Stock Exchange of Hong Kong Limited (as amended from time to time)

"London Stock Exchange"     London Stock Exchange plc

"Meeting(s)"                the Special General Meeting and the Special
                            General Meeting of the Independent Beijing Yanhua
                            Shareholders

"Merger"                    the proposed merger by absorption of Beijing
                            Yanhua by Beijing Feitian

"Merger Agreement" the agreement entered into between Beijing Feitian and Beijing Yanhua on 29th December 2004 in relation to the Merger

"Morgan Stanley"            Morgan Stanley Dean Witter Asia Limited, a company
                            incorporated in Hong Kong, which is licensed for Type 1 regulated activity (dealing in securities), Type 4 regulated activity (advising on securities), Type 6 regulated activity (advising on corporate finance) and Type 7 regulated activity (providing automated services) under the Securities and Futures Ordinance of Hong Kong

"NAV" the audited net asset value of Beijing Yanhua as set out in its published audited accounts

"New York Stock Exchange"   New York Stock Exchange, Inc.

"Overseas Beijing Yanhua    Beijing Yanhua Shareholders who are not residents
   Shareholders"            in Hong Kong

"PRC" the People's Republic of China, excluding for the purposes of this announcement, Hong Kong, Macau and Taiwan

"PRC Approvals" the approvals from the relevant PRC governmental and regulatory bodies (including approvals of, inter alia, CSRC (if applicable), SASAC and SAFE)

"PRC Company Law"           the Company Law of the PRC, as amended,
                            supplemented or otherwise modified from time to time

"Proposal"                  the proposal for the privatisation of Beijing
                            Yanhua by Sinopec Corp. through Beijing Feitian by way of merger by absorption of Beijing Yanhua by Beijing Feitian pursuant to Article 184 of the PRC
                            Company Law

"RMB"                       Renminbi, the lawful currency of the PRC

"SASAC" State Assets Supervision and Administration Commission of the State Council of the PRC

"SAFE"                      State Administration of Foreign Exchange

"SEC"                       Securities and Exchange Commission of the US

"Sinopec Board"             the board of Sinopec Directors

"Sinopec Corp."             China Petroleum & Chemical Corporation, a joint
                            stock limited company incorporated in the PRC with limited liability, the H shares of which are listed on the Hong Kong Stock Exchange

"Sinopec Director(s)"       director(s) of Sinopec Corp.

"Sinopec International"     China Petrochemical International Business Co.,
                            Ltd, a limited liability company established in the PRC and a wholly owned subsidiary of Sinopec
                            Corp.

"Special General Meeting"   the special general meeting of Beijing Yanhua
                            proposed to be convened and held in respect of the approval of the Proposal

"Special General            the special general meeting of the Independent
   Meeting of the           Beijing Yanhua Shareholders proposed to be convened
   Independent              and held in respect of the approval of the Proposal
   Beijing Yanhua
   Shareholders"

"Takeovers Code"            The Code on Takeovers and Mergers

"US"                        the United States of America

"US$" United States dollars, the lawful currency of the United States of America

      On behalf of the board of                  On behalf of the board of
China Petroleum & Chemical Corporation      Sinopec Beijing Yanhua Petrochemical
               Chen Ge                                Company Limited
 Secretary to the Board of Directors                   Zhou Quansheng
                                            Secretary to the Board of Directors

Beijing, PRC, 29th December, 2004

The Sinopec Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Beijing Yanhua and/or the Beijing Yanhua Board) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

As at the date hereof, the Sinopec Board comprises: Messrs. Chen Tonghai, Wang Jiming, Mou Shuling, Zhang Jiaren, Cao Xianghong, Liu Genyuan, Gao Jian and Fan Yifei, the independent non-executive directors are: Messrs. Chen Qingtai, Ho Tsu Kwok Charles, Shi Wanpeng and Zhang Youcai; and the employee representative director is Mr. Cao Yaofeng.

The Beijing Yanhua Directors jointly and severally accept full responsibility for the accuracy of the information contained in this announcement (other than that relating to Sinopec Corp. and/or the Sinopec Board) and confirm, having made all reasonable enquiries, that to the best of their knowledge, opinions expressed in this announcement have been arrived at after due and careful consideration and there are no other facts not contained in this announcement, the omission of which would make any statement in this announcement misleading.

As at the date hereof, the Beijing Yanhua Board comprises: Mr. Wang Yongjian, Mr. Yang Qingyu, Mr. Xu Hongxing as executive directors, Ms. Wang Yuying, Mr. Wang Ruihua, Mr. Cui Guoqi and Mr. Xiang Hanyin as non-executive directors, and Mr. Zhang Yanning, Mr. Liu Haiyan and Mr. Yang Xuefeng as independent non-executive directors.

In this announcement, amounts denominated in RMB have been translated into HK$ at the exchange rate of RMB1.06 to HK$1.00 and amounts denominated in US$ have been translated into HK$ at the rate of US$1.00 to HK$7.80. No representation is made that the HK$ amounts could have been or could be converted into US$ or RMB at such rates or at any other rate or at all.